                                    FORM 11-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK  PURCHASE,  SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                              OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number:  1-4797

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

     ITW Savings and Investment Plan

B.   Name of issuer of the securities  held pursuant to the plan and the address of its principal executive office:

     Illinois Tool Works Inc.
     3600 West Lake Avenue
     Glenview, Illinois 60025

                         ITW Savings and Investment Plan

                              Financial Statements
                        As of December 31, 2002 and 2001
                         Together With Auditors' Report

                    Employer Identification Number 36-1258310
                                 Plan Number 003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying  statement of net assets available for benefits of the ITW Savings and  Investment  Plan (the "Plan"),  as of December 31, 2002,
and the related  statement of changes in net assets  available  for benefits for the year then ended.  These financial  statements are the  responsibility of the
Plan's  management.  Our  responsibility  is to  express  an  opinion  on  these financial  statements  based on our audit. The statement of net assets available for benefits of ITW Savings and  Investment  Plan as of December  31, 2001,  was
audited by other auditors who have ceased  operations.  Those auditors expressed an unqualified  opinion on that financial statement in their report dated May 9,
2002.

We conducted our audit in accordance with auditing standards  generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made  by  management,  as  well  as  evaluating  overall
financial  statement  presentation.   We  believe  that  our  audit  provides  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2002, and the changes in net assets  available for benefits for the year then ended , in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 11, 2003

This is a copy of the audit report  previously  issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K/A for the year ended December 31,
2001.  This  audit  report  has not been  reissued  by  Arthur  Andersen  LLP in connection  with the  filing  on Form  11-K/A.  See  Exhibit  23.2  for  further discussion.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Savings and  Investment  Plan,  formerly  known as the Illinois  Tool
Works Inc.  Savings and  Investment  Plan, as of December 31, 2001 and 2000, and
the related  statement of changes in net assets  available  for benefits for the year ended December 31, 2001. These financial  statements are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with  accounting  principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

                         ITW SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2002 and 2001

           Employer Identification Number 36-1258310, Plan Number 003

                                                      2002             2001
                                                   ----------       ----------
ASSETS:
  Receivables-
    Other                                         $    70,433      $    90,109
    Transfers from other plans (Note 10)              436,976          311,877
                                               --------------   --------------
                   Total receivables                  507,409          401,986
                                               --------------   --------------
  Proportionate share of Master Trust assets    1,510,288,416    1,688,188,687
                                               --------------   --------------
                              Total assets      1,510,795,825    1,688,590,673
LIABILITIES:
       Fees payable                                    17,606           22,527
       Corrective distributions payable                11,578               --
                                               --------------   --------------
                     Total liabilities                 29,184           22,527
                                               --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS              $1,510,766,641   $1,688,568,146
                                               ==============   ==============

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                         ITW SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2002

           Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
    Contributions-
            Company                                             $   25,229,639
            Participant                                             65,635,211
            Rollover                                                 7,516,024
                                                                --------------
                  Total contributions                               98,380,874

    Proportionate share of Master Trust net  investment loss      (162,935,081)
    Benefits paid to participants                                 (148,794,366)
    Corrective distributions                                           (20,986)
    Administrative expenses                                           (104,340)
    Transfers from other plans (Note 11)                            35,672,394
                                                                --------------
                  Net decrease                                    (177,801,505)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                            1,688,568,146
                                                                --------------
    End of year                                                 $1,510,766,641
                                                                ==============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                         ITW SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

           Employer Identification Number 36-1258310, Plan Number 003

1.   DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following  describes the major  provisions of the ITW Savings and Investment
Plan (the  "Plan").  Participants  should refer to the plan  document for a more complete description of the Plan's provisions.

General

The Plan is a defined  contribution  plan in which  employees  of  participating business  units of Illinois  Tool Works Inc. and its wholly  owned  subsidiaries
(the   "Company"),   are  eligible  to  participate  in  the  Plan  as  soon  as administratively  feasible,  except  for  discontinued  business  units  of  the
Company.  The Company's  discontinued  business units,  Florida Tile, Precor and
West  Bend,  are  eligible  to  participate  in the  plan,  but  have  different participation,  Company  contribution,  and vesting requirements than all of the other  participating  business units. Due to the sale of Precor and West Bend in
late  2002,   Florida  Tile  was  the  only  remaining   discontinued   business
participating in the Plan as of December 31, 2002.  Employees of Precor and West
Bend were allowed to take a distribution of their account balances subsequent to the sale.  The  general  information  presented  here  relates to the  Company's continuing business units. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income
Security Act of 1974 ("ERISA").

The funding  vehicle for the Plan is the ITW Savings and  Investment  Trust (the
"Master Trust") at Putnam Fiduciary Trust Company (the  "Trustee").  The Trustee
serves as investment manager for the Putnam funds, recordkeeper, and trustee.

Participant and Company Contributions

Effective January 1, 2002, participants may contribute amounts from a minimum of
1% to a maximum of 50% of eligible  compensation  to their pre-tax and after-tax accounts.  Separately,  the  maximum  pre-tax  account  contribution  is  50% of eligible compensation,  while the maximum after-tax account contribution is 10%.
The combined pre-tax and after-tax  contributions  cannot exceed 50% of eligible compensation.  Participants may change their contribution  percentages with each payroll.  Prior to January 1, 2002 the maximum pre-tax  contribution was 16% and the combined pre-tax and after-tax  contribution could not exceed 16%.

Beginning  September  1, 2002,  partipants  who are least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch-up" contribution,  is subject to an annual maximum amount.

Participants may begin  contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Company contributions,  however, do not start until  participants have completed one year of service.  After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

               Percentage of
         Participants' Compensation
     Participants'             Company
     Contribution           Contribution
     ------------           ------------
          1%                      1.0%
          2                       1.5
          3                       2.0
          4                       2.5
          5                       3.0
         6-50                     3.5

Participants  may elect to allocate any  contribution  in multiples of 1% to the investment funds.

Investment Funds

Effective August 19, 2002, there are  twenty-eight  investment  options in which participants  may choose to invest.  Previously  there  were  thirty  investment options in which participants chose to invest. Investment income in each fund is allocated daily among the  participants'  balances in each fund,  except for the
Putnam  Money Market Fund and the Stable  Asset Fund.  These two funds  allocate income to participant account balances monthly.

For  each  of  the  funds  valued  daily,  investment  income  is  allocated  to participant  accounts  based on the previous day's closing share value times the number of shares in their  account.  For the monthly  valued funds,  a month-end share value is determined by the Trustee from the  investments  and allocated to participant accounts based on the number of shares in their account.

Participants  may change their  investment  elections or transfer their balances between funds in multiples of 1% on any given day.

Vesting

Participants'  interest in their employee contribution accounts are fully vested at all times.  Effective  January 1, 2002,  eligible  participants'  interest in their Company  contribution  accounts will be fully vested.  Prior to January 1,
2002,  participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company.  Participants are fully vested in their Company contribution  accounts after 20 quarters of service with the Company.

Participant Loans

Participants  may  borrow  up to 50% of  their  vested  account  balance,  up to
$50,000,  with a minimum loan amount of $1,000 from the vested  portion of their accounts.  Loans bear a reasonable rate of interest, are secured by a portion of the  participants'  accounts and are repayable  over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon  termination  of  employment  or death of a plan member,  participants  may receive a  lump-sum  payment  of their  account  balances.  Additional  optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures,  representing the unvested portion of the Companys  contributions,
amounting  to  $105,269  and  $141,941  as  of   December 31,   2002  and  2001,
respectively,  will be used to reduce future Company  contributions  pursuant to the terms of the Plan. The  forfeitures  include  amounts from former plans that merged into the Plan and discontinued business units participating in the Plan.

2.   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The  financial  statements  of the Plan were  prepared on the  accrual  basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States of America requires  management to make estimates  and  assumptions  that  affect  the  reported  amounts  of assets and liabilities  and  changes  therein,  and  disclosure  of  contingent  assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments  (other than those of the Stable  Asset  Fund) are  reported at fair values based on quoted market prices of the underlying  securities in which each
fund   invests.   Investments   of  the  Stable  Asset  Fund  consist  of  fully
benefit-responsive  investment  contracts  and are  reported at contract  value, which approximates fair market value.

Purchases and sales of securities  are recorded on a trade date basis.  Interest income is  recorded  on an accrual  basis.  Dividend  income is  recorded on the ex-dividend date.

The Plan  provides  for  investments  that,  in general,  are exposed to various risks, such as interest rate,  credit,  and overall market volatility risks. Due to the  level of risk  associated  with  certain  investment  securities,  it is reasonably  possible  that changes in the values of investment  securities  will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year,  rather than  the  original  cost  at  the  time  of  purchase.  The  Plan's  unrealized appreciation  (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has  benefit-responsive  investment  contracts.  The accounts for these contracts are credited with earnings on the underlying  investments  and charged for  participant  withdrawals  and  administrative  expenses.  The contracts are
included  in  the  financial  statements  at  contract  value.   Contract  value
represents   contributions  made  under  the  contract,   plus  earnings,   less
participant withdrawals and administrative expenses.

There are no reserves  against  contract  value for credit risk of the  contract issuer or  otherwise.  The  average  yield and  crediting  interest  rates  were approximately 5 and 6 percent for 2002 and 2001, respectively.

4.   ADMINISTRATIVE EXPENSES

Investment  evaluation  and Trustee  expenses are paid through the Master Trust.
Effective with the 3rd quarter 2002, Trustee expenses are allocated to the plans in the Master Trust.  These  expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust  assets.  Prior to that time,  all of the
Trustee expenses were allocated to the Plan.  Investment evaluation expenses are allocated to the Plan and deducted from Plan assets.

In  addition,  certain  administrative  expenses  of the Plan are paid from plan assets  to the  extent  permissible  by  law.  Other  outside  professional  and administrative services are paid by or provided by the Company.

5.   ADMINISTRATION

All funds are  deposited  with and held for  safekeeping  by the Trustee under a master trust agreement with the Company.  The master trust  agreement  provides, among  other  things,  that  the  Trustee  shall  keep  accounts  of  all  trust transactions and report them periodically to the Company.  Investment decisions, within the  guidelines  of the  investment  funds,  are made by the  Trustee and investment  managers.  The  Trustee  may  use an  independent  agent  to  effect purchases  and sales of common stock of the Company for the Illinois  Tool Works
Inc.  Common Stock Fund.  Other  administrative  services,  such as  participant recordkeeping, are performed by the Trustee.

6.   RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest  according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary,  investment  manager and custodian to the Plan.  As defined by ERISA,  any person or  organization  which provides these services to the Plan is a related party-in-interest. Fees paid by the Master  Trust to the Trustee were  $104,355 for the year ended  December 31,
2002.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The
Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7.   PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan subject to the provisions of ERISA.

8.   TAX STATUS

The Plan obtained its latest  determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in  accordance  with the  applicable  requirements  of the Internal
Revenue Code. Effective January 1, 1997, the Plan was amended and restated.  The
Company has not yet received a determination letter for the amended and restated
plan. The plan  administrator  believes that the Plan is currently  designed and being operated in compliance  with the applicable  requirements  of the Internal
Revenue  Code.  Therefore,  the plan  administrator  believes  that the Plan was qualified  and the related trust was  tax-exempt  as of the financial  statement dates.

9.   MASTER TRUST

The Master Trust was established for the investment assets of the Plan and other
Company  sponsored  retirement  plans.  Certain amounts in the Plan's  financial statements  represent the Plan's  proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net Master Trust assets as of December 31, 2002 and 2001 are as follows:

                                                         2002           2001
Assets-                                            -------------- --------------
    Dividends receivable                           $    1,311,606 $           --
    Investments, at fair value-
       Interest - bearing cash                         15,378,187     23,814,926
       Company common stock                           369,872,990    409,166,071
       Participant loans                               56,216,158     53,947,526
       Value of interest in common/collective trusts   59,972,096     74,025,136
       Value of interest in registered investment
         companies                                    793,179,746    939,722,911
       Investment contracts with insurance companies  225,089,452    201,743,550
                                                   -------------- --------------
                           Total investments        1,519,708,629  1,702,420,120
                                                   -------------- --------------
                     Net Master Trust assets       $1,521,020,235 $1,702,420,120
                                                   ============== ==============

The Plan's  proportionate  share of the Master  Trust's  assets  represents  the specific  assets which are  identifiable  to the Plan and an  allocation  of the common assets. The Plan's  proportionate  share of the Master Trust's assets was
99% at December 31, 2002 and 2001.

Net  investment  income  relating to the common  assets of the Master  Trust are allocated to the individual plans based upon average monthly  balances  invested by each plan.  For the year ended December 31, 2002, the earnings on investments of the Master Trust are as follows:

Investment income/(loss)-
    Interest-
      Interest-bearing cash                                        $         246
      Interest from investment contracts with insurance Companies     11,662,693
      Participant loans                                                3,966,795
                                                                   -------------
         Total interest                                               15,629,734

    Dividends on Company common stock                                  6,544,188
    Net gain on sale of assets                                        34,670,648
    Unrealized depreciation of assets                                (49,249,104)
    Net investment loss from common/collective trusts                (16,919,209)
    Net investment loss from registered investment companies        (155,493,064)

    Other income                                                         483,474
                                                                   -------------
           Net investment loss                                     $(164,333,333)
                                                                   =============

The  Plan's  proportionate  share of the  Master  Trust's  net  investment  loss represents an allocation of the common loss.

10.   TRANSFERS FROM OTHER PLANS RECEIVABLE

Transfers  from other  plans  receivable  include  amounts  due to the Plan from former plans. The former plans included the Miller Group,  Ltd, and Subsidiaries
Profit  Sharing Plan  ("Miller") and the Signode  Employees'  Savings and Profit
Sharing Plan and Trust  ("Signode").  Miller and Signode merged into the Plan in
1995 and 1990,  respectively.  The  Miller  receivable  includes  assets and the related participant balances not transferred to the Plan at the time of the plan merger, and compensation from the  demutualization of an insurance company on an investment  contract  previously held by the Miller plan. The Signode receivable includes  compensation  from the  demutualization  of an insurance company on an investment  contract  previously  held by the Signode plan.  The transfers  from other plans receivable as of December 31, 2002 and 2001 is as follows:

                                                         2002          2001
Miller-                                                --------      --------
  Assets and related participant account balances      $126,608      $311,877
  Demutualization compensation                           13,619            --
Signode demutualization compensation                    296,749            --
                                                       --------      --------
    Transfers from other plans receivable              $436,976      $311,877
                                                       ========      ========

The Company anticipates that these assets will transfer to the Plan in 2003.

11.   TRANSFERS FROM OTHER PLANS

Transfers from other plans include a decrease,  totaling  $185,269 due to market valuation changes in 2002 in the assets and related participant account balances receivable due from the Miller plan. Transfers from other plans also includes an increase,  totaling $310,368,  due to the demutualization  compensation  amounts received by the Miller and Signode plans.

Effective  December 31, 2001, the Southland  Retirement  Savings Plan was merged into the Plan.  Substantially  all of the assets  were  transferred  in February
2002. The assets transferred to the Plan totaled $2,274,767.

Effective  December  31, 2001,  the Van Leer  Flexibles,  Inc.  Savings Plan was
merged  into the Plan.  Substantially  all of the  assets  were  transferred  in
February 2002. The assets transferred to the Plan totaled $8,424,366.

Effective December 31, 2001 the Kendallville Retirement Plan was merged into the
Plan.  Substantially  all of the assets were  transferred  in February 2002. The assets transferred to the Plan totaled $482,390.

Effective  December 31, 2001 the Tomco Plastic,  Inc. Profit Sharing and Savings
Plan was merged into the Plan.  Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $6,325,623.

Effective  January 31, 2002, the A.J. Gerrard and Co. Employees'  401(k) Savings
Plan was merged into the Plan.  Substantially all of the assets were transferred in February 2002. The assets transferred to the Plan totaled $5,413,294.

Effective April 1, 2002, the Trilectron Ind. Inc. Employees' Profit Sharing Plan
was merged into the Plan.  Substantially  all of the assets were  transferred in
April 2002. The assets transferred to the Plan totaled $569,312.

Effective  April 1, 2002 the Trilectron Ind. Inc. 401(k) Profit Sharing Plan was
merged into the Plan.  Substantially all of the assets were transferred in April
2002. The assets transferred to the Plan totaled $518,750.

Effective April 30, 2002, the Superb Products,  Inc. 401(k) Plan was merged into the Plan.  Substantially  all of the assets were  transferred  in May 2002.  The assets transferred to the Plan totaled $141,616.

Effective  June 30,  2002,  the  Binks  401(k)  Plan was  merged  into the Plan.
Substantially  all of the  assets  were  transferred  in July  2002.  The assets transferred to the Plan totaled $3,400,798.

Effective June 30, 2002, the Texwipe Company LLC 401(k) Plan was merged into the
Plan.  Substantially all of the assets were transferred in July 2002. The assets transferred to the Plan totaled $4,705,915.

Effective  September 30 , 2002,  the  Foilmark,  Inc.  Salaried  401(k) Plan was
merged  into the Plan.  Substantially  all of the  assets  were  transferred  in
October 2002. The assets transferred to the Plan totaled $1,794,296.

Effective  September 30, 2002, the Foilmark,  Inc. Hourly 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in October 2002.
The assets transferred to the Plan totaled $882,133.

Effective  October 31, 2002,  the Advanced  Laminated  Materials  401(k)  Profit
Sharing  Plan was merged  into the Plan.  Substantially  all of the assets  were transferred  in  November  2002.  The  assets  transferred  to the Plan  totaled
$540,528.

Effective  October 31, 2002, the Ideal Stencil Machine Tool Company Pension Plan
was merged into the Plan.  Substantially  all of the assets were  transferred in
November 2002. The assets transferred to the Plan totaled $73,507.

12.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The  following  reconciles  net assets  available for benefits per the financial statements to the Form 5500:

                                                     2002             2001
Net assets available for benefits per the        --------------   --------------
    financial statements                         $1,510,766,641   $1,688,568,146
Net amounts transferred to the Plan subsequent
    to the financial statement date                  11,843,317               --
                                                 --------------   --------------
Net assets available for benefits per the
     Form 5500                                   $1,522,609,958   $1,688,568,146
                                                 ==============   ==============

The  following  reconciles  transfers  from the other  plans  per the  financial statements to the Form 5500 for the year ended December 31, 2002:

Transfers from other plans per the financial statement               $35,672,394

Net amounts transferred to the Plan subsequent to the financial
    statement date at December 31, 2002                               11,843,317
                                                                     -----------
Transfers from other plans per the Form 5500                         $47,515,711
                                                                     ===========

Net amounts  transferred to the Plan subsequent to the financial  statement date are recorded on the Form 5500 for assets  transferred  from other plans received after December 31, 2002.

13.   SUBSEQUENT EVENTS

Effective in 2003, the following plans were merged into the Plan:

               Plan Name
----------------------------------------------
   ITW Woodworth 401(k) Plan
   Electrocal, Inc. 401(k) Profit Sharing Plan
   Diagraph Corporation Savings Plan
   Transfer Print Foils, Inc. Profit Sharing Plan
   J + B Aviation Money Purchase Plan
   J + B Aviation Profit Sharing Plan

The  assets   transferred  to  the  Plan  totaled   approximately   $14,144,000.
Substantially all of the assets were transferred in January and April 2003.

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees  have  duly  caused  this  report  to be  signed  on its  behalf by the undersigned thereunto duly authorized on June 26, 2003.

                             ITW SAVINGS AND INVESTMENT PLAN

                          By: /s/ Robert Callahan
                              ---------------------------
                              Robert Callahan,
                              Senior Vice President, Human Resources

                                                                    EXHIBIT 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report,  included or  incorporated  by reference  in this Form 11-K/A,  into the
Illinois Tool Works Inc.'s previously filed registration  statements on Form S-8
(File Nos. 333-105731,  333-22035, 333-37068, 333-75767 and 333-69542), Form S-4
(File Nos.  333-02671,  333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780
and 333-70691) and Premark  International,  Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 26, 2003

                                                                    EXHIBIT 23.2

                 NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Arthur  Andersen  LLP audited the  financial  statement  for and as of the years ended  December 31, 2001 and 2000  included in the annual  report on Form 11-K/A
for  the  year  ended  December  31,  2002.   These  financial   statements  are
incorporated  by reference  into  Illinois  Tool Works Inc.'s  previously  filed registration statements on Form S-8 (File No.'s 333-22035,  333-37068, 333-75767
and  333-69542),  Form S-4 (File No.'s  333-02671,  333-25471 and 333-88801) and
Form S-3 (File No.'s 33-5780 and  333-70691) and Premark  International,  Inc.'s
previously  filed  registration  statements on Form S-3 (File No.'s 33-35137 and
333-62105). After reasonable efforts, Illinois Tool Works Inc. has not been able to obtain the consent of Arthur Andersen LLP to the  incorporation  by reference of its audit report dated January 28, 2002 into our registration statements. The absence of an updated  consent  may limit  recovery  by  investors  from  Arthur
Andersen LLP, particularly under Section 11(a) of the Securities Act of 1933.

                                                                      EXHIBIT 99

     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The following  statement is being made to the Securities and Exchange Commission solely for purposes of Section 906 of the  Sarbanes-Oxley Act of 2002 (18 U.S.C.
1349),  which  carries  with it  certain  criminal  penalties  in the event of a knowing or willful  misrepresentation.  Each of the undersigned hereby certifies that the Annual  Report on Form 11-K/A for the period  ended  December  31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange
Act of 1934 and that the information  contained in such report fairly  presents, in all material respects,  the financial  condition and results of operations of the Plan.

Dated: June 26, 2003       /s/ W. James Farrell
                           ------------------------------------
                           W. James Farrell, Chairman
                           and Chief Executive Officer

Dated: June 26, 2003       /s/ Jon C. Kinney
                           ------------------------------------
                           Jon C. Kinney, Senior Vice President
                           and Chief Financial Officer